Exhibit 99.1
News

FOR IMMEDIATE RELEASE
BMO Financial Group Announces Senior Executive Appointments
Succession for key roles; focus in support of integration and expansion
TORONTO, January 5, 2011 – Bank of Montreal (TSX NYSE: BMO) today announced a number of senior executive appointments.
Tom Flynn is appointed Executive Vice-President and Chief Financial Officer, succeeding Russ Robertson, effective March 23, 2011. Previously, Mr. Flynn was Executive Vice-President and Chief Risk Officer, where he further strengthened BMO’s risk function and the management of risk across the organization and provided exemplary leadership while navigating through an historic market environment, a changing economy and regulatory context, and shifting capital requirements. Mr. Flynn joined BMO in 1992 and has served in a number of senior roles. Mr. Flynn continues to report to the President and CEO.
Russ Robertson is appointed Executive Vice-President, Business Integration, BMO Financial Group and Vice-Chair of Harris Financial Corp., effective March 23, 2011. Mr. Robertson will oversee the effective integration of the bank’s financial infrastructure across all businesses and focus on the successful integration of Harris and Marshall & Ilsley Corporation, following closing. Prior to joining BMO in 2008, Mr. Robertson was managing partner of Arthur Andersen Canada and Vice-Chairman of Deloitte and Touche (Canada). Mr. Robertson continues to report to the President and CEO.
Surjit Rajpal is appointed Deputy Head, Enterprise Risk and Portfolio Management, effective today, reporting to Tom Flynn. He is appointed Executive Vice-President and Chief Risk Officer, effective March 23, 2011, reporting to the President and CEO. Mr. Rajpal joined BMO in 1982. Most recently he was the Executive Managing Director and Global Head of Loan Products and Merchant Banking.
“These leaders are highly qualified and their appointments reflect a significant step our company is making toward realizing the next phase of our growth plan. In line with our ongoing succession plans, the changes announced today position us well as we push ahead with our intensive customer agenda, including our plans to accelerate our growth in the U.S. as we move to combine our P&C U.S.

operations and introduce a larger bank with a significant presence in the U.S. Midwest,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group.

For News Media Enquiries:
Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Sarah Bensadoun, Montreal, sarah.bensadoun@bmo.com, (514) 877-8224
For Investor Relations Enquiries:
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, (416) 867-6656
Terry Glofcheskie, Director, terry.glofcheskie@bmo.com, (416) 867-5452
Internet: www.bmo.com